                                             File No. 70-



                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                             FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935




                   NEW ENGLAND ELECTRIC SYSTEM

            (Name of company filing this statement)


                        25 Research Drive
                 Westborough, Massachusetts 01582

            (Address of principal executive offices)



                   NEW ENGLAND ELECTRIC SYSTEM

   (Name of top registered holding company parent of applicant)









John G. Cochrane                   Kirk L. Ramsauer
Treasurer                          Deputy General Counsel
25 Research Drive                  25 Research Drive
Westborough, Massachusetts 01582   Westborough, Massachusetts 01582

           (Names and addresses of agents for service)

     New England Electric System (NEES), a Massachusetts business trust and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the Act), hereby files this Form U-1 Declaration (the Declaration) for the purpose of obtaining approval to amend its Agreement and Declaration of Trust (the Trust Agreement) and to solicit the proxies of the holders of common shares of NEES.

Item 1.  Description of Proposed Transaction
--------------------------------------------

     NEES has entered into an Agreement and Plan of Merger, dated as of December 11, 1998 (the Merger Agreement) with The National Grid Group plc, a public limited company incorporated under the laws of England and Wales (National Grid) and Iosta LLC, a Massachusetts limited liability company which is directly and indirectly wholly owned by National Grid (Iosta). Iosta changed its name to NGG Holdings LLC (NGG Holdings) subsequent to the execution of the Merger Agreement. On the closing date, NGG Holdings would merge with and into NEES (the Merger). NEES would be the surviving entity and a wholly owned subsidiary of National Grid. On December 14, 1998, NEES and National Grid jointly issued a press release announcing the proposed merger and related information, a copy of which is attached as Exhibit B-2. This proposed merger will require Commission approval under the Act; a separate filing for such approval will be made during the first quarter of 1999.

     Pursuant to the terms of the Merger Agreement, NEES has agreed to convene a meeting of its shareholders for the purpose of obtaining required shareholder approvals related to the Merger. In addition, NEES will seek to obtain shareholder approval for an amendment to its Trust Agreement. The Amendment would allow (1) a Massachusetts limited liability company, like NGG Holdings, to be merged into NEES in accordance with Massachusetts General Laws, Chapters 156C and 182; and (2) shareholders not consenting to a merger with a limited liability company to be given the same appraisal rights as stockholders of a Massachusetts business corporation. The Amendment will be effected, if the required approvals listed below are obtained, regardless of whether the Merger is consummated. To be effected, the Merger and proposed Amendment must be approved by an affirmative vote of a majority of the outstanding shares. The NEES Board of Directors must also approve the proposed Amendment by a two-thirds vote. The Merger is subject to a number of conditions, including the approval of the Commission under the Act and other regulatory approvals. The Amendment is also subject to the approval of the Commission.

     The proposed new Article 59B to the Trust Agreement provides that a Massachusetts limited liability company, like NGG Holdings, could merge into NEES in accordance with Chapters 156C and 182 of the Massachusetts General Laws. Under Chapter 156C and amendments to Chapter 182, which were enacted in 1995, a Massachusetts limited liability company may merge with a Massachusetts business trust. The NEES Trust Agreement predated the Massachusetts statute on limited liability companies, and accordingly, the Trust Agreement did not give shareholders the ability to vote to merge with limited liability companies. The proposed Amendment would enable shareholders to vote on such mergers. After adoption of the proposed amendment, such a merger could be effected by vote of a majority of the shares outstanding and a two-thirds vote of the Board of Directors. This amendment to the Trust Agreement is necessary to effect a merger of NGG Holdings into NEES.

     The proposed new Article 59B of the Trust Agreement also provides that in any merger between NEES and a Massachusetts limited liability company, shareholders who vote against the merger, and follow the procedures set forth below, have the same appraisal rights as stockholders of a Massachusetts business corporation. Massachusetts General Laws, Chapter 156B, Sections 87-98 provide that stockholders of a Massachusetts business corporation, if they give a specified written notice before a merger vote and also vote against the merger, can go through a procedure to have an independent valuation made of the shares and receive the amount of the valuation in exchange for their shares. Such an appraisal procedure is being offered in the vote on the Merger. This would be the only remedy for any objecting shareholders should such a merger be consummated. The proposed language changes to Article 58 would conform Article 58 to Article 59B to allow for a certificate to be filed in the event of a merger pursuant to the new Article 59B.

     NEES proposes to hold its annual meeting on April 6, 1999. It is NEES' intention to mail definitive proxy materials to its shareholders at least 30 days prior to the meeting and to send all related proxy materials to print on February 26, 1999. In order for NEES to provide its shareholders with the proxy materials in a timely manner, NEES respectfully requests that the Commission grant it authority by February 19, 1999 to provide its shareholders with such proxy materials in their final form and solicit such proxies.

Item 2.  Fees, Commissions and Expenses
---------------------------------------

     The estimated fees and expenses in connection with the proposed transaction include incidental services in connection with the transactions to be performed by New England Power Service Company (a wholly owned subsidiary of NEES) (the Service Company) at the actual cost thereof. The Service Company is an affiliated service company operating pursuant to Section 13 of the Act and the Commission's rules thereunder. The cost of such services is estimated to be approximately $50,000.

     The estimate of the approximate amount of fees and expenses payable to others in connection with the proposed solicitation is as follows:

          Counsel fees                                 50,000
          Proxy solicitation firm                      25,000
          Printing expense                                160,000
          Miscellaneous and
             incidental expenses                       25,000
                                                       ------
          TOTAL                                          $260,000


Item 3.  Applicable Statutory Provisions
----------------------------------------

     Sections 6(a)(2) and 7 of the Act are applicable to the proposed amendments to Articles 58 and 59B of the Trust Agreement.

     Section 12(e) of the Act and Rules 62 and 65 are applicable to the solicitation of proxies.

Item 4.  Regulatory Approval
----------------------------

     No state regulatory authority and no federal regulatory authority, other than the Commission, have jurisdiction over the proposed solicitation. However, the Merger will require approvals from the Commission under the Act and other regulatory approvals.

Item 5.  Procedure
------------------

     It is requested that the Commission (i) take action with respect to this Declaration without a hearing, (ii) approve the proposed proxy solicitation in its notice of this filing not later than February 19, 1999, and (iii) enter an appropriate order approving the proposed amendments to the Trust Agreement.

     No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

Item 6.  Exhibits and Financial Statements
------------------------------------------

     (a)  Exhibits

          A-1 NEES Agreement and Declaration of Trust dated January 2, 1926, as amended Incorporated by reference to Exhibit 3 to 1994 NEES Form 10-K, File No. 1-3446

          A-2  Proposed Amendment to Agreement and Declaration of Trust

           B-1 Preliminary Proxy Statement Draft

          B-2  Press Release

          B-3 Agreement and Plan of Merger, dated as of December 11, 1998 Incorporated by reference to Exhibit 10(mm) to NEES Form 8-K dated December 11, 1998

          *F   Opinion of Counsel

          H    Proposed Form of Notice

     * To be filed by amendment.

ITEM 7.   ENVIRONMENTAL EFFECTS
-------------------------------

     The proposed solicitation does not involve major Federal action having a significant effect on the human environment. No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed solicitation.

                            SIGNATURE
                            ---------

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application/ Declaration on Form U-1 to be signed on its behalf, as indicated by the undersigned officer thereunto duly authorized.


                               NEW ENGLAND ELECTRIC SYSTEM

                                   s/John G. Cochrane

                               By
                                  John G. Cochrane, Treasurer



Date: January 27, 1999




The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.